[Company Letterhead]

March 3, 2011

VIA EDGAR AND TELEFAX (703-813-6967)

Ms. Linda Cvrkel
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546

Re:
TBS International Limited  Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009, filed March 16, 2010
Quarterly Report on Form 10-Q for the Fiscal Quarter ended September 30, 2010 filed November 9, 2010 - File No. 001-34599

Dear Ms. Cvrkel:

On behalf of TBS International Limited (the "Company"), we are writing in response to your letter dated February 18, 2011, regarding our response letter dated February 10, 2011, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which the Company filed with the Securities and Exchange Commission (the “commission”) on March 16, 2010 (File No. 001-34599).  Your comment is set forth below, followed by our response.

Form 10-K for the year ended December 31, 2009

Note 2.  Summary of Significant Accounting Policies and Basis of Presentation

Revenue Recognition -Related Expenses, page F-8

We note from your response to our prior comment one, that you believe that based on the terms of the agreement with the customer, it is appropriate to recognize revenue from the completion of discharge of the vessel's previous cargo to the completion of discharge of the current cargo.  Please revise your revenue recognition policy in the notes the financial statements to include a disclosure that indicates that "based on the terms of the customer agreement, a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo."

Response

In future filings, including Form 10-K for the year ended December 31, 2010, we will revise our revenue recognition policy in the notes to the financial statements and include the following disclosure:

“Based upon the terms of the customer agreement a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo”.

***

The Company hereby acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
(ii)	Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii)	the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to your comments.  If you have any additional comments or questions, please contact the undersigned at (914) 233-1123.

Very truly yours,

/s/ Ferdinand V. Lepere
Ferdinand V. Lepere
Chief Financial Officer

 cc:         Claire Erlanger, SEC Staff
Jonathan Sackstein, PricewaterhouseCoopers LLP
Steven Finley, Gibson Dunn & Crutcher LLP